[AMINCOR LOGO]
                     1350 Avenue of the Americas, 24th Floor
                               New York, NY 10019
                                (t) 347-821-3436
                                (f) 347-821-3469

May 1, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC 20549
Attn: Caroline Kim

     Re: Amincor, Inc.
         Amendment No.1 to Form 10-K for the Year Ended December 31, 2010 Filed August 25, 2011
         Response dated December 28, 2011
         File No. 0-49669

Dear Ms. Kim:

Pursuant to our conference call on Monday, April 23, 2012 with the Commission, we are responding to the comments in your letter of February 6, 2012 which relate to Amendment No. 1 to our Form 10-K for the year ended December 31, 2010. The numbers herein correspond to the numbers on the Commission's February 6, 2012 comment letter.

Amendment No. 1 to Form 10-K for Fiscal Year ended December 31, 2010

3. We have read your response to prior comment 6 and understand that you expect to file an amended Form 10-K that presents Tyree Holdings Corporation as your predecessor. Please file your amendment without further delay. We may have further comments.

ANSWER

We have addressed this comment in our Amended Form 10-K for the fiscal year ended December 31, 2011 filed on April 30, 2012 by including the following language under Item 6 on page 26 thereof.

"Because Tyree Holdings Inc had significant operations before it was included in Amincor, Inc., Tyree Holdings Inc. is the predecessor company to Amincor, Inc. All the Tyree financial information is combined and consolidated in this report. Financial information before 2008 cannot be included because the financial statements were not audited and the accuracy of the accounting is very questionable. The information available is not proper from a GAAP perspective to be included in a public company's SEC reports. Attached hereto are the pro forma statements for the years for which historical financial statements are required, including the years ended December 31, 2008 and 2009."

Selected Financial Data, page 30

4. We note that you have not complied with prior comment 7, regarding the disclosures that are required under Item 301 of Regulation S-K. Please expand your disclosures in this section as previously requested, to include a discussion of factors that materially affect the comparability of your selected financial data, and which address any material uncertainties which might cause the data not to be indicative of your future financial condition or results of operations.

ANSWER

We have addressed this comment in our Amended Form 10-K for the fiscal year ended December 31, 2011 filed on April 30, 2012 by including the following language under Item 6 on page 26 thereof.

"[T]here are no known factors that materially affect the comparability of our selected financial data and there are no known material uncertainties which might cause the data not to be indicative of our future financial condition or results of operations."

Management's Discussion and Analysis, page 31

5. We note your response to prior comment 8 and see that you have provided additional proposed disclosure of your COMBINED results of operations. However, it remains unclear how you intend to integrate this disclosure in your filing. We expect to see the discussion of your COMBINED results of operations in addition to the existing discussion based on segments in your next amendment.

ANSWER

We are providing the requested disclosures for our Form 10-K for the fiscal year ended December 31, 2010, and attach a copy of said disclosures hereto as Exhibit A.

Additionally, we have provided this disclosure in our Form 10-K for the fiscal year ended December 31, 2011, as filed with the Commission on April 16, 2012 and amended on April 30, 2012.

Epic Sports International, Inc., page 38

6. We note your response to prior comment 10 and see that your proposed disclosure characterizes the combined financial information of Epic Sports International's predecessor and successor for the year ended December 31, 2008 as "pro forma in nature." However, your proposed disclosures have not been prepared in a format consistent with Article 11 of Regulation S-X. Please revise the presentation of your pro forma information to comply with this guidance.

ANSWER

We are providing the requested disclosures for our Form 10-K for the fiscal year ended December 31, 2010, and attach a copy of said disclosures hereto as Exhibit A.

Additionally, we have provided this disclosure in our Form 10-K for the fiscal year ended December 31, 2011, as filed with the Commission on April 16, 2012 and amended on April 30, 2012.

Financial Statements

Statement of Stockholders' Equity, page F-7

7. We understand from your response to the first bullet point of prior comment 12 that the $17,165,000 and $13,699,000 in related party loans were made after the assets and liabilities of the predecessor businesses were foreclosed upon by the Lenders. Tell us the reasons for the loans and explain why you report only $8,047,029 in your Statement of Stockholder's Equity for the apparent conversion of the $13,699,000 in debt during the year ended December 31, 2010.

ANSWER

Your above referenced comment addresses the second bullet point of prior comment 12 and not the first bullet point. The reasons all of the related party loans were made, was to assist the respective companies with purchases of needed products and to cover the cost of overhead.

The Statement of Stockholders' Equity reported $8,047,029 for the conversion of the of $13,699,000 in debt during the year ended December 31, 2010 because the Statement of Stockholders' Equity attached to our prior response was restated to comply with Comment 4 of the October 6, 2011 SEC letter.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-12

8. We note your response to prior comment 13 regarding your change in revenue recognition policy to the percentage of completion method. We understand that you intend to restate your financial statements to eliminate the former adjustment to your retained deficit and to recognize the effects of this error in your statements of operations for the years ended December 31, 2009 and 2008. In addition to your proposed revisions, please include disclosures that comply with FASB ASC paragraph 250-10-45-50-7 in your next amendment.

ANSWER

We have reviewed FASB ASC paragraph 250-10-45-50-7 and consulted with our independent accounting firm and we have concluded that we are in compliance with this regulation.

Note 3 - Business Combinations, page F-15

9. We note your responses to prior comments 12, 14 and 16 related to the "other assets" contributed to Amincor, Inc. on December 31, 2010. We understand from your response that these assets were comprised of real estate and machinery and equipment that were previously held by the operating companies and that such assets were necessary to operate these businesses. We also understand that these assets were not legally transferred to Amincor, Inc. upon foreclosure but were retained by the Capstone Lenders and leased to the various businesses under a Transitional Services Agreement. Please address the following points:

* Confirm that our understanding of the sequence of events is correct as noted above. Otherwise, submit any details which are necessary to clarify.
* Expand your disclosures to include a discussion of the sequence of events which led to the contribution of these assets to Amincor, Inc. This should provide details sufficient to understand how these assets were utilized by the operating companies, the related amounts recorded in the financial statements before and after foreclosure, and the reasons why the assets were not assigned to Amincor, Inc. upon foreclosure. You should also disclose the salient terms of the underlying Transitional Services Agreement between the various businesses and Capstone Lenders, and explain how payments required under the agreements are reflected in your financial statements while in effect.

ANSWER

Your understanding of the sequence of events as noted above is not correct.

The Capstone Lenders originally loaned the money to the operating companies so that the operating companies would have the funds necessary to operate their respective businesses. The Capstone Lenders secured these loans by UCC filings on all of the assets of each of the respective operating companies. After foreclosure, these assets remained in the possession of the operating companies so that each was able to continue to operate its business. The title to the assets was transferred to the Capstone Lenders by the foreclosure procedure but the assets remained with the respective operating company.

The assets were not assigned to Amincor, Inc. upon foreclosure because the decision to transfer the assets to a "public" company was not made until the fall of 2009, when, management along with an independent consultant determined that the structure of the Company as Amincor, Inc. would be the best vehicle to maximize valuation for the Company's shareholders

The assets that eventually were transferred to Amincor Other Assets, Inc. were real estate, buildings and equipment used in the business of the respective operating companies. As an example Tulare Frozen Foods, LLC's predecessor entity was Lindsay Foods International, Inc. ("Lindsay"). The Capstone Lenders loaned Lindsay the money to purchase property buildings and equipment for the operation of a frozen spinach plant. When Lindsay fell behind on their payments and eventually defaulted on the loans, the Capstone Lenders foreclosed and took ownership of the property. This same scenario happened with each of the operating companies.

Prior to the foreclosures, the Capstone Lenders had notes receivable on their books and accrued the interest income on the notes monthly and the operating companies accrued the interest expense on the notes on their books monthly. After the foreclosure, leases were drawn up between the Capstone Lenders and the operating companies and the Capstone Lenders accrued the rent income each month and the operating companies accrued the rent expense each month.

The Transitional Services Agreement that was signed as of December 31, 2009 was adopted in order to provide business services such as personnel, office space, office equipment and other materials needed to keep the operating companies as functioning businesses while Amincor took the necessary actions to become a publicly traded company. The purpose of the Transitional Services Agreement was to facilitate an orderly transition of the loans and property following the Closing Date (as defined in the Transitional Services Agreement) from Capstone to Amincor (then Joning Corp.) pending Amincor's becoming a publicly traded company.

The Company hereby acknowledges that:

     * the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It is respectfully requested, that in addition to the undersigned, copies of all communications from the Commission also be forwarded to the Company's Chief Financial Officer, Robert L. Olson at Robert.Olson@amincorinc.com and the Company's attorney Steven L. Siskind at sls@stevensiskind.com

                                Very truly yours,


                                By: /s/ John R. Rice III
                                   ---------------------------------------
                                   John R. Rice III, President

                                    EXHIBIT A

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with, and is qualified in its entirety by, our financial statements and notes related thereto, and other more detailed financial information appearing elsewhere in this Amended Annual Report on Form 10-KA. Consequently, you should read the following discussion and analysis of our financial condition and results of operations together with such financial statements and other financial data included elsewhere in this Amended Annual Report on Form 10-KA. Some of the information contained in this discussion and analysis or set forth elsewhere in this Amended Annual Report on Form 10-K/A, including information with respect to our plans and strategy for our business and includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section of this Amended Annual Report on Form 10-KA for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Further information concerning our business, including additional factors that could materially affect our financial results, is included herein and in our other filings with the SEC.

AMINCOR, INC.

MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The accompanying management's discussion of financial condition and results of operations are presented on a combined basis for the years ended December 31, 2010, 2009 and 2008. The combined financial statements represent periods prior to the acquisition of the five operating subsidiaries.

LIQUIDITY AND CAPITAL RESOURCES

During the twelve months ended December 31, 2010, cash flows provided by operating activities were $7,098,933. This was principally due to cash flows generated by amounts due from factor - related party during the twelve months ended December 31, 2010 combined with a decrease in the net loss from operations during the twelve months ended December 31, 2010 when compared to the twelve months ended December 31, 2009. The cash provided from the amounts due from factor - related party was related to the termination of the subsidiary company factoring agreements which provided cash in the form of reserve disbursements formerly held by the factor. During the twelve months ended December 31, 2009, cash flows used in operating activities was $3,540,406. This decrease in cash flows provided by operating activities was primarily due to an approximately $11.5 million net loss which was partially offset by a decrease in accounts receivable, an increase in accounts payable and an increase in Tyree's construction in process account.

For the twelve months ended December 31, 2010, cash flows used in investing activities were $300,146 mainly due to the purchase of additional equipment by Tyree and Baker's Pride. This was partially offset by the sale of some unused equipment by Tyree. For the twelve months ended December 31, 2009, cash flows used in investing activities were $1,901,355 which was primarily due to the purchase of additional equipment by Tyree and Tulare Holdings.

For the twelve months ended December 31, 2010, cash used in financing activities was $4,456,028 mainly due to the repayment of assumed liabilities and payments of our related party borrowings. For the twelve months ended December 31, 2009, cash provided by financing activities was $5,782,486 which primarily consisted of proceeds from loans from related parties.

As of December 31, 2010, the Company had a working capital deficit of approximately $1.7 million and an accumulated deficit of approximately $28.1 million. Amincor continues to seek new capital in the form of equity and debt to support the operations of its subsidiaries. Management believes that until there is a market for Amincor's securities, raising additional capital will remain a challenge. Management is currently engaged in several projects to raise capital for the Company. Management continues to work with Baker's Pride's management towards the completion of the USDA loan which will increase products offered to the market and increase cash flow and EBIDTA once implemented.

RESULTS FROM OPERATIONS FOR THE TWELVE MONTH PERIOD ENDED DECEMBER 31, 2010 AND 2009

NET REVENUES

Net revenues for the twelve month period ended December 31, 2010 totaled $86,059,572 compared to net revenues of $86,022,448 for the twelve month period ended December 31, 2009, an increase in net revenues of $37,124. Despite the addition of Masonry's revenue of approximately $5.8 million, decreases in net revenues on Tulare Holdings, Epic Sports and Tyree left net revenues relatively unchanged when comparing the twelve months ended December 31, 2010 to the twelve months ended December 31, 2009.

COST OF REVENUES

Cost of revenues for the twelve month period ended December 31, 2010 totaled $68,569,880 or approximately 79.7% of net revenues compared to $69,946,088 or approximately 81.3% of net revenues for the twelve month period ended December 31, 2009. Cost of revenues was relatively unchanged as a percentage of net revenues between the twelve month period ended December 31, 2010 and December 31, 2009

OPERATING EXPENSES

Operating expenses for the twelve month period ended December 31, 2010 totaled $23,204,327 compared to $18,814,497 for the twelve month period ended December 31, 2009, an increase in operating expenses of $4,389,830 or approximately 23.3%. The primary reason for the increase in operating expenses is related to the addition of Masonry's operating expenses of approximately $3.0 million combined with approximately $2.0 million of operating expenses related to Amincor, Inc.'s corporate headquarters during the twelve months ended December 31, 2010. The increases in operating expenses were partially offset by a decrease in operating expenses of approximately $500,000 among the other subsidiary companies.

LOSS FROM OPERATIONS

Loss from operations for the twelve month period ended December 31, 2010 totaled $5,714,635 compared to a loss from operations of $2,738,137 for the twelve month period ended December 31, 2009, an increase in loss from operations of $2,976,498 or approximately 108.7%. The primary reason for the increase in loss from operations is related to the increases in operating expenses while net revenues remained relatively constant during the twelve months ended December 31, 2010.

OTHER EXPENSES

Other expenses for the twelve month period ended December 31, 2010 totaled $1,076,336 compared to $8,709,992 for the twelve month period ended December 31, 2009, a decrease in other expenses of $7,633,656 or approximately 87.6%.

NET LOSS

Net loss totaled $6,975,221 for the twelve month period ended December 31, 2010 compared to $11,448,129 for the twelve month period ended December 31, 2009, a decrease in net loss of $4,472,908 or approximately 39.1%. The primary reason for the decrease in net loss is related to the decreases in other expenses combined with the increases in operating expenses as mentioned above.

RESULTS FROM OPERATIONS FOR THE TWELVE MONTH PERIOD ENDED DECEMBER 31, 2009 AND 2008

NET REVENUES

Net revenues for the twelve month period ended December 31, 2009 totaled $86,022,448 compared to $73,710,300 for the twelve month period ended December 31, 2008 an increase in net revenues of $12,312,148 or approximately 16.7%. The primary reason for the increase in net revenues is related to Baker's Pride and ESI. Both Baker's Pride and ESI's net revenues are not reflective of a full year for the twelve months ended December 31, 2008 due to ESI commencing operations on September 18, 2008 and Baker's Pride commencing operations on August 28, 2008. The increase in net revenues was partially offset by a decrease in Tyree's revenues of approximately $1.3 million.

COST OF REVENUES

Cost of revenues for the twelve month period ended December 31, 2009 totaled $69,946,088 or approximately 81.3% of net revenues compared to $64,627,008 or approximately 87.7% of net revenues for the twelve month period ended December 31, 2008. The primary reason for the decrease in cost of revenues is related to Epic and Tulare Holdings' cost of revenues, which were in excess of 100% of revenues for the twelve months, ended December 31, 2008.

OPERATING EXPENSES

Operating expenses for the twelve month period ended December 31, 2009 totaled $18,814,497 compared to $15,149,340 for the twelve month period ended December 31, 2008, an increase in operating expenses of $3,665,157 or approximately 24.2%. The primary reason for the increase in operating expenses was due to there being a full year worth of operating expenses for the twelve months ended December 31, 2009 for Baker's Pride and ESI as compared to these subsidiaries were not combined for part of the twelve month period ended December 31, 2008.

LOSS FROM OPERATIONS

Loss from operations for the twelve month period ended December 31, 2009 totaled $2,738,137 compared to $6,066,048 for the twelve month period ended December 31, 2008, a decrease in loss from operations of $3,327,911 or approximately 54.9%. The primary reason for the decrease in loss from operations is due to the increase in net revenues and the decrease in cost of revenues as a percentage of net revenues as noted above.

OTHER EXPENSES

Other expenses for the twelve month period ended December 31, 2009 totaled $8,709,992 compared to $4,993,365 for the twelve month period ended December 31, 2008, an increase in other expenses of $3,716,627 or approximately 74.4%. The primary reason for the increase in other expenses is primarily due to an increase in interest expense on Tulare Holdings of approximately $3.0 million, combined with a full year of interest expense for the twelve months ended December 31, 2009 as related to Baker's Pride and ESI. The increase in other expenses was partially offset by a decrease in interest expense related to Tyree of approximately $1.0 million.

NET LOSS

Net loss for the twelve month period ended December 31, 2009 totaled $11,448,129 compared to $11,059,413 for the twelve month period ended December 31, 2008, an increase in net loss of $388,716 or approximately 3.5%. The primary reason for the increase in net loss is due to an increase in operating expenses and an increase in other expenses.

                                                           Payments due by Period
                                  ------------------------------------------------------------------------
                                     Total          2012          2013-2014       2015-2016     Thereafter
                                  ----------     ----------      ----------      ----------     ----------
Long-term debt obligations        $2,061,000     $  418,000      $1,213,000      $  430,000     $       --
Loan payable to related party        714,000        714,000              --              --             --
Capital lease obligations            892,000        254,000         508,000         130,000             --
Interest on debt obligations         709,000        372,000         264,000          73,000
Operating lease obligations          955,000        473,000         425,000          57,000             --
Other long-term obligations               --             --              --              --             --
                                  ----------     ----------      ----------      ----------     ----------
Total                             $5,331,000     $2,231,000      $2,410,000      $  690,000     $       --
                                  ==========     ==========      ==========      ==========     ==========

CAPITAL RESOURCES

Since the beginning of the recession in 2008, the Company has not borrowed from any bank, finance company, other unrelated lender and has not received any private equity financing. Since that time, internally generated operating cash flows have been sufficient to meet the Company's business operating requirements. However, operating cash flows have not been sufficient to finance capital improvements or provide funds for the substantial marketing efforts necessary for growing the businesses. For example, an outlay of about $2,000,000 is required to complete the frozen donut line for BPI and another $1,500,000 is required to overhaul Masonry's block plant. Amincor intends to seek additional funds through public or private debt or equity financings for capital improvements and to grow its operating subsidiaries.

A detailed analysis of each subsidiary's individual financial performance can be found within their respective management's discussion and analysis section of this amended Form 10-K.

                      AMINCOR CONTRACT ADMINISTRATORS, INC.

Amincor Contract Administrators, Inc. had minimal or no operations in 2010.

                           AMINCOR OTHER ASSETS, INC.

Amincor Other Assets, Inc. had minimal or no operations in 2010.

BAKER'S PRIDE, INC.

SEASONALITY

Seasonality does not influence revenue or results in BPI's present operation; however, as BPI expands and diversifies into additional categories seasonality will become more of a factor.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NET REVENUE

Net revenue for the year ended December 31, 2010 totaled $13,292,090 compared to $13,345,574 for the year ended December 31, 2009, a decrease of $53,484 or approximately 0.4%. All revenue was generated by BPI's Jefferson Street Bakery, Inc. as the Mt. Pleasant facility is awaiting funds to complete start-up of donut, brownie and cookie production.

There were two unusual events that negatively affected sales during the period: a flash flood at the Jefferson Street Bakery on May 13, 2010 which resulted in 6 days of lost production and sales totaling approximately $227,000; on December 24, 2010 a fire in a neighboring building to the Jefferson Street Bakery resulted in lost production and sales of approximately $24,000. Had these unusual events not occurred sales for the year ended December 31, 2010 would have been approximately $13,543,090; an increase of approximately $251,000 or approximately 1.9%

Bread sales for year ended December 31, 2010 totaled $12,274,475 compared to $12,171,169 for year ended December 31, 2009, a increase of $103,306 or approximately 0.8%. This increase was primarily due to an increase in produced units and less waste in manufacturing. Donut sales for year ended December 31, 2010 totaled $1,018,107 compared to $1,174,801 for the year ended December 31, 2009, a decrease of $156,694 or approximately 13.3%. This decrease was primarily due to one of our customer's divisions discontinuing the purchase of our donuts to test a competitor's donuts.

There was a great deal of increased competitive pressure in the markets we service; as bakers of branded bread and bun products sought to take back market share that they have lost to private label bakeries over the past several years. Their announced strategy was to do this by running very aggressive promotions; which proved to be very negative to their operating profits. This increase in competitive pressure did not result in a decrease of BPI's bread sales; but did limit pricing adjustments in the Fourth Quarter of 2010.

COST OF REVENUE

Cost of revenue for the year ending December 31, 2010 totaled $9,120,205 or approximately 68.6% of net revenue compared to $9,154,517 or 68.6 % of net revenue for the year ending December 31, 2009, a decrease of $34,312 or approximately 0.4%. Cost of Revenue benefited from the following efficiencies: a new benefit package was installed that required more employee cost participation and modified work schedules at the Jefferson Street Bakery resulted in a reduction of the number of employees and supervisors required. The resulting savings for the year December 31, 2010 compared to the year ending December 31, 2009 for direct labor costs was $97,563 a reduction in direct labor costs of approximately 3.3%.

Moderating input costs in the first half of the 2010 reduced cost of revenue for that period; but a drought in Russia and Ukraine in August of 2010 caused wheat, grain and subsequently flour prices to surge dramatically. Even with BPI taking a multi month flour position earlier in 2010 that offered price protection; the benefit of the moderating input costs early in the year were effectively negated.

In the fourth quarter of 2010, the weakness of the dollar, increased demand and speculation added to price increases that were a result of the Russian drought and added even more volatility to input costs. Additional input costs in late October, November and December collectively amounted to approximately $110,000; which BPI was not able to pass along to its customers due to competitive pressure.

Prior to year end, BPI began the process of reviewing wholesale prices with customers as Management sought to compensate for the increased input costs. A 7% wholesale price was instituted in March 2011.

OPERATING EXPENSE

Operating expenses for the year ended December 31, 2010 totaled $3,964,582 or approximately 29.7% of net revenue compared to $4,319,410 or approximately 32.4% of net revenue for the year ended December 31, 2009, a decrease of $354,828 or approximately 8.2%. The decrease in operating expenses during fiscal 2010 was a primarily a result of a voluntary reduction in salary from the executive and administration staff. Executive and administration salaries for the year ended December 31, 2010 totaled $768,495 compared to $1,065,381 for the year ending December 31, 2009, a decrease of $296,886 or approximately 27.9%.

INCOME (LOSS) FROM OPERATIONS

Profit from operations for the year ended December 31, 2010 totaled $207,303 or approximately 1.5% of net revenue compared to loss from operations of ($128,353) or approximately (0.96%) of net revenue for the year ended December 31, 2009, a decrease in net loss of $335,656. The decrease in loss from operations was primarily due to aforementioned cost of revenue decreases and general and administration expenses decreases.

INTEREST AND OTHER EXPENSES (INCOME)

Interest and other expenses (income) for the year ended December 31, 2010 totaled $476,916 or approximately 3.6% of net revenue compared to interest and other expenses (income) of $654,844 or approximately 4.9% of net revenue for the year ended December 31, 2009, a decrease in interest and other expenses of $177,928, or approximately 27.1%.

Other income for the year ended December 31, 2010 totaled ($102,776) compared to other income of ($77,100) for the year ended December 31, 2009, an increase in other income of $25,676 or approximately 33.3%. The increase in other income was a result of insurance payments for a portion of the loss due to the flashflood.

Interest and other expenses for the year ended December 31, 2010 totaled $579,692 compared to interest and other expenses of $731,944 for the year ended December 31, 2009, a decrease of $152,252 or approximately 20.8%. The decrease in interest and other expenses was primarily due to a decrease in the interest rate on the financing agreements.

NET LOSS

Net loss for the year ended December 31, 2010 totaled $269,613 compared to net loss of $783,197 for the year ended December 31, 2009, a decrease in net loss of $513,584 or approximately 65.6%. The decrease in net loss was primarily due to stable sales even with several unusual events, the aforementioned decrease in cost of revenue as a result of efficiencies that more than offset the increase in input costs, a decrease in operating expenses and an increase in other income that more than offset the increase in other expenses.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NET REVENUE

Net revenue for the year ended December 31, 2009 totaled $13,345,574 compared to $2,888,904 for the year ended December 31, 2008, an increase of $10,456,670 or approximately 362.0%. The increase in net revenue is due to a full year of operations for the year ended December 31, 2009 compared to 2.5 months of operations for the year ended December 31, 2008.

COST OF REVENUE

Cost of revenue for the year ending December 31, 2009 totaled $9,154,517 or approximately 68.6% of net revenue compared to $2,189,976 or 75.8% of net revenue for the year ending December 31, 2008, an increase of $6,964,541 or approximately 318.0%.

OPERATING EXPENSE

Operating expenses for the year ended December 31, 2009 totaled $4,319,410 or approximately 32.4% of net revenue compared to $979,336 or approximately 33.9% of net revenue for the year ended December 31, 2008, an increase of $3,340,074 or approximately 341.1%.

LOSS FROM OPERATIONS

Loss from operations for the year ended December 31, 2009 totaled $128,353 or approximately 1.0% of net revenue compared to a loss from operations of $280,408 or approximately 9.7% of net revenue for the year ended December 31, 2008, a decrease in net loss of $152,055 or approximately 54.2%.

OTHER EXPENSES

Other expenses for the year ended December 31, 2009 totaled $654,844 or approximately 4.9% of net revenue compared to other expenses of $73,903 or approximately 2.6% of net revenue for the year ended December 31, 2008, an increase in other expenses of $580,941, or approximately 786.1%.

NET LOSS

Net loss for the year ended December 31, 2009 totaled $783,197 compared to a net loss of $354,311 for the year ended December 31, 2008, an increase in net loss of $428,886 or approximately 121.0%.

                         EPIC SPORTS INTERNATIONAL, INC.

SEASONALITY

The tennis industry is seasonal, based on the factors including the weather and the various climates of the markets we serve. Internationally, the tennis season peaks between March and November. The season is similar in the U.S., however it starts earlier in the year, during February, for the Southern states. The ordering cycle for the international markets occurs in the Fall for Spring deliveries to retail accounts. In the U.S., pre-orders are taken 2 - 3 months prior to products being available for delivery to retailers.

ESI's sales are typically front loaded in the year, with approximately 60% of sales occurring in the first half and the remaining 40% in the second half. Sales are also affected by the launch of new products and the timing of those launches. There are typically two launch periods per year: Spring/ Summer and Fall/ Winter. The Spring/ Summer launch is typically the larger of the two with more products and marketing efforts when compared to the Fall/ Winter launch. Other spikes in tennis product sales occur around the Grand Slam Tournaments, which occur in January, May, July and September. Media exposure and tennis participation both increase between 35% - 50% during these periods.

DUE FROM FACTOR (RECEIVABLES)

In February 2007 ESI entered into a factoring agreement with Capstone Business Credit, LLC. ("Factor"). Under the terms of the agreement the Factor agreed to purchase the eligible receivables at the calculated borrowing base (80% of the aggregate value of all eligible receivables) for the then immediately preceding calculation period.
A 2% commission was charged on all receivables purchased by the Factor. The annual minimum commission under the agreement was $131,200 in all years.

The factoring agreement was terminated in November 2010, when ESI entered into a strategic alliance agreement with Samsung C&T America, Inc. Under the terms of the agreement, ESI acts as a brand manager and sales agent for Boris Becker and Volkl products, while Samsung will purchase and ship inventory, bill for product sales and collect the resulting receivables. As compensation for the services to be rendered by ESI, it will be paid a commission on a monthly basis equal to 21% of the net invoice amount billed to customers after certain adjustments and chargebacks, as defined in the agreement, have been applied.

In exchange for its services, Samsung will earn 10% of the gross invoice amount on domestic orders and 6% of the gross invoice amount on international orders.

INVENTORY

There was no inventory as of December 31, 2010, having been sold in November 2010 to Samsung under the financing arrangement. Prior to November 2010, inventory consisted of finished goods, and was valued at the lower of cost or market using the first-in, first-out method. Market was determined based on net realizable value with appropriate consideration given to obsolescence, excessive levels and other market factors. An inventory reserve was recorded wherever the carrying amount of the inventory exceeded its estimated market value.

LIQUIDITY

ESI has incurred losses and negative cash flows from operations for the years ended December 31, 2010, 2009 and 2008. As a result, ESI has taken steps to improve its liquidity including converting to a more efficient Xperia accounting system, partnering with Samsung C&T America, consolidating operations and seeking additional operational efficiencies where available. ESI has proven to possess the ability to generate sales when products are available and in stock. During the period between July and September of 2010, ESI had over $800,000 worth of orders in house, but were unable to deliver based on the cash flow difficulties and lack of available working capital. These shortages resulted in cancelled orders, a delayed start to the 2011 season and damaged vendor relationships.

CAPITAL RESOURCES

On September 30, 2008, the ESI entered into an amended purchase order financing agreement with a related party ("lender") which matures on September 30, 2013. Under the agreement, ESI is allowed to take advances in an amount equal to the lesser of (a) $1,165,976 or (b) the borrowing base for the then immediately preceding calendar month. Payment on advances are due on the earlier of sixty days from the date of an advance or the day on which any of the goods paid for by an advance are shipped to a customer. The advances bear interest at a rate of 16% per annum (over a 360 day period) and do not begin to accrue any interest until the 31st day following the date on which such advance was made. If ESI is in default of the agreement, the advances bear interest at a rate of 24% per annum (over a 360 day period). The purchase money advances are secured by a promissory note from ESI covering the entire amount. Additionally, under the terms of the agreement the lender may issue letters of credit in favor of ESI's suppliers in order to enable ESI to acquire merchandise. The letters of credit bear interest at annual rates of 1.50% for the first 30 days that the letter of credit is outstanding and 0.75% for every 14 days thereafter that such letter of credit remains outstanding.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NET REVENUE

Net revenue for the year ended December 31, 2010 totaled $3,233,925 compared to $3,803,853 for the year ended December 31, 2009, a decrease of $569,928 or approximately 15.0%. The decrease is primarily due to cash flow constraints which has led some of ESI's main suppliers to hold back products for which there were customer orders. In addition, for November and December 2010, ESI earned commissions of only $128,537 due to the implementation of the Samsung C&T Strategic Alliance Agreement. As a result of the cash flow constraints, there has not been a sufficient amount of product to sell and international orders have been filled from the U.S. supply. During 2010, some markets including the U.K., Spain, and Germany were in constant need of additional products. Due to the lack of available product and steady growth of new distributors in Europe, demand slowed as products were sought from competitors. The effect of this on 2010's business was a loss of sales and a projected three month delay to the beginning of the Spring 2011 season.

COST OF REVENUE

Cost of revenue for the year ended December 31, 2010 totaled $2,496,242 or approximately 77.2% of net revenue compared to $2,654,319, or 69.8% of net revenue for the year ended December 31, 2009, a decrease of $158,077 or approximately 6.0%. The decrease in the dollar amount was due to a lower net revenue figure in 2010 than was seen in 2009. Despite the decrease in dollar amount, cost of revenue as a percent of net revenues increased by 9.3% 7.4% due to an higher level of international sales which is typically carry a lower profit margin when compared to its domestic counterpart. The ratio of sales to distributors outside of the U.S. is higher when compared to sales to distributors within the U.S. which indicates greater competition in the market abroad and is reflected in lower per unit product prices and higher freight expenses.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses for the year ended December 31, 2010 totaled $2,251,570, or approximately 69.6% of net revenue compared to $2,416,120 or approximately 63.5% of net revenue for the year ended December 31, 2009, a decrease of $164,550 or approximately 6.8%. The decrease in selling, general and administrative expenses during the year ended December 31, 2010 was primarily due to an initiative to control spending; more specifically with emphasis on expenditures related to marketing and promotion expenses. Accordingly, marketing and promotion expenses totaled $62,316 and $229,944 for the years ended December 31, 2010 and 2009, respectively, a decrease of $167,677 or approximately 5.2% of net revenues.

Further  reductions  in expense  are  attributable  to the  relocation  of ESI's headquarters  from Fall  River,  Massachusetts  to New York,  New York  enabling efficiencies resulting in the consolidation of back office operations and personnel. Despite the decrease in dollar amount, selling, general and administrative expenses as a percent of net revenues increased by 6.1% due to increased expenses associated with travel expenditures for Sean Frost and Brian Dillman. Travel and entertainment expenses totaled $166,372 and $143,047, for the years ended December 31, 2010 and 2009, respectively, an increase of $23,325 or approximately 16.3%. The increase in travel and entertainment expenses is due to the higher costs associated with traveling internationally as reflective in higher international sales during 2010. In addition, royalty fees for Volkl totaled $192,890 and $89,024 for the years ended December 31, 2010 and 2009, respectively, an increase of $103,866 or approximately 116.7%. The increase in royalty fees for Volkl is due to the increase in royalty rates and minimum royalty payments in accordance with the licensing agreement ESI holds with Volkl.

LOSS FROM OPERATIONS

Loss from operations for the year ended December 31, 2010 totaled $1,513,887, or approximately 46.8% of net revenue, compared to a loss from operations of $1,266,586 or approximately 33.3% of net revenue for the year ended December 31, 2009, an increase in loss from operations of $247,301 or approximately 19.5%. The increase in loss from operations was primarily due to increased international sales and the increase of selling, general, and administrative expenses as a percent of net revenues as noted above.

OTHER EXPENSES

Other expenses for the year ended December 31, 2010 totaled $169,721 compared to other expenses of $966,985 for the year ended December 31, 2009, a decrease in other expenses of $797,264 or approximately 82.4%. The decrease in other expenses was due to decreases attributed to interest payments and fees connected to ESI's purchase order financing agreement in conjunction with a debt to equity conversion that took place on December 31, 2009. Due to this debt to equity conversion, purchase order interest expense on the purchase order financing agreement decreased to $21,286 from $801,290 for the years ended December 31, 2010 and 2009, respectively, a decrease of $780,004 or approximately 97.3%.

NET LOSS

Net loss for the year ended December 31, 2010 totaled $1,683,608 compared to a net loss of $2,233,571, an improvement of $549,963 or approximately 24.6%. As a percentage of total revenues, the net loss for the year ended December 31, 2010 was approximately 52.1% compared to a percentage of total sales of approximately 58.7% for the year ended December 31, 2009, an improvement of approximately 6.7%. The decrease in net loss is attributable to the decrease in selling, general and administrative expenses as well as the decrease in other expenses as noted above.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

The below exhibit demonstrates the performance for the years ended December 31, 2009 and December 31, 2008.

                                          (Predecessor and         (Successor Company)      (Predecessor Company)
                        Twelve Months     Successor Companies)       For the Period           For the Period
                            Ended             Year Ended          September 18, 2008 to     January 1, 2008 to
                         December 31,        December 31,             December 31,             September 17,
                            2009                2008                     2008                      2008
                        ------------        ------------             ------------              ------------
Net sales               $  3,803,853        $  3,315,489             $    578,432              $  2,737,057

Cost of sales              2,654,319           2,524,915                  810,829                 1,714,086
                        ------------        ------------             ------------              ------------

Gross profit               1,149,534             790,574                 (232,397)                1,022,971

Operating expenses         2,416,120           1,958,164                  573,273                 1,384,891
                        ------------        ------------             ------------              ------------

Loss from operations      (1,266,586)         (1,167,590)                (805,670)                 (361,920)

Other expenses               966,985           1,350,229                  448,007                   902,222
                        ------------        ------------             ------------              ------------

Net loss                $ (2,233,571)       $ (2,517,819)            $ (1,253,677)             $ (1,264,142)
                        ============        ============             ============              ============

For the purposes of comparison between the years ended December 31, 2009 and December 31, 2008, the following MD&A includes ESI's predecessor's performance from January 1, 2008 through September 17, 2008. The following analysis is pro-forma in nature. ESI's actual performance for the year ended December 31, 2008 can be found above as the information related to September 18, 2008 to December 31, 2008. Amincor Inc.'s consolidated financials, as presented elsewhere in this Amended Form 10-K for the year ended December 31, 2008 does not include the performance of ESI's predecessor company.

NET REVENUE

Net revenue for the year ended December 31, 2009 totaled $3,803,853 compared to $3,315,489 for the year ended December 31, 2008, an increase of $488,364 or approximately 14.7%. The increase in net revenue is due to an increased focus on Sales during the twelve months ended December 31, 2009.

COST OF REVENUE

Cost of revenue for the year ended December 31, 2009 totaled $2,654,319 or approximately 69.8% of net revenue compared to $2,524,915 or 76.2% of net revenue for the year ended December 31, 2008. As a percentage of sales, cost of revenue decreased by approximately 6.4% due to a better mix of inventory in 2009 when compared to 2008. The starting inventory at ESI's inception was sold at a lower margin in order to turn over the existing old inventory and replace it with faster moving inventory.

OPERATING EXPENSES

Operating expenses for the year ended December 31, 2009 totaled $2,416,120, or approximately 63.5% of net revenue compared to $1,958,164 or approximately 59.1% of net revenue for the year ended December 31, 2008, an increase of $457,956 or approximately 23.4%. The increase in Operating expenses is primarily due to the increased focus on sales and expenses related to selling.

LOSS FROM OPERATIONS

Loss from operations for the year ended December 31, 2009 totaled $1,266,586, or approximately 33.3% of net revenue, compared to a loss from operations of $1,167,590 or approximately 35.2% of net revenue for the year ended December 31, 2008, an increase in loss from operations of $98,996 or approximately 8.5%.

OTHER EXPENSES

Other expenses for the year ended December 31, 2009 totaled $966,985 compared to other expenses of $1,350,229 for the year ended December 31, 2008, a decrease in other expenses of $383,244 or approximately 28.4%. The decrease in other expenses is primarily related to a more favorable interest rate on ESI's loan due to a related party.

NET LOSS

Net loss for the year ended December 31, 2009 totaled $2,233,571 compared to a net loss of $2,517,819 for the year ended December 31, 2008, a decrease in net loss of $284,248 or approximately 11.3%. As a percentage of total sales, the net loss for the year ended December 31, 2009 was approximately 58.7% compared to a percentage of total sales of approximately 75.9% for the year ended December 31, 2008, an improvement of approximately 17.2%.

                          MASONRY SUPPLY HOLDING CORP.

Note: The below comparative statements compare Masonry Supply Holding Corp. and its subsidiary, Imperia Masonry Supply Corp. (together "IMSC") to Imperia Bros., Inc., IMSC's predecessor entity. Although Imperia Bros., Inc. is a separate operating entity from IMSC, Management believes that the two operations are similar enough in nature that comparative statements can be made between the years ending December 31, 2010 and 2009.

OUR BUSINESS

IMSC's business primarily involves the operation and management of two business units: 1) the manufacturing and sale of concrete block products, and 2) the wholesaling & distribution of other masonry and building materials and supplies. IMSC was incorporated on June 22, 2009 and it assumed assets and certain liabilities of its predecessor entity, Imperia Bros, Inc., on December 31, 2009 in order to restructure and operate as a new and different business concern going forward. As part of IMSC's operational structure and to facilitate a turnaround of operations, IMSC's management changed throughout 2010. This management change had a material effect on operations as the majority of the former senior management team was replaced by a new management team by the end of 2010. The former management team was responsible for deficient inventory management which resulted in a $300,000 write down of inventory value and a reserve of $321,000 for slow moving and obsolete inventory. In addition, the prior management team did not promote preventive maintenance and only allocated funds for repairs when the plant could no longer operate. Additional financial controls were put into place towards the end of 2010 after the majority of the management team was replaced, to rectify deficiencies within the financial controls put into place by the prior management team.

SEASONALITY

IMSC's  revenues are  generally  greater  between  March and November due to the demand for masonry products having a direct correlation with the outdoor construction season in the Northeast. IMSC produces heavily during this period in an effort to keep the proper amount of inventory on hand to meet demand while utilizing the slower season to make improvements and maintain machinery. The demand for concrete blocks and bricks is also heavily dependent on the demands of construction, which is principally driven by trends in residential, commercial and industrial real estate development.

IMSC intends to mitigate some of the seasonality of its business by entering into a hardware cooperation agreement with a notable retail hardware supplier (the "Hardware Supplier") which will assist in promoting sales throughout the year. Management believes that by working with the Hardware Supplier, IMSC will create greater consumer and contractor demand for hardware products offered through the Hardware Supplier and it is anticipated that demand for masonry supplies will increase as well. It is also management's belief that the Hardware Supplier's customers who purchase paint or plumbing supplies in the winter will take notice of IMSC's masonry displays and return in the spring, summer or fall for their masonry related projects. The additional advertising that will occur as a result of the relationship with the Hardware Supplier will also increase
IMSC's visibility to the public and result in increased over all sales. Moreover, IMSC's sales force will be able to sell the Hardware Supplier's products to its existing and new commercial accounts. Any increase in sales will help distribute overhead that has been concentrated in the masonry supply and block manufacturing divisions which should assist in generating additional income.

INVENTORY

IMSC's inventory consists of raw materials and finished goods, and is valued at the lower of cost or market using the average cost method. The inventory account totaled $380,568 and $1,022,057 as of December 31, 2010 and 2009, respectively, a decrease of $641,489 or approximately 62.8%. Inventory amounts are net of an inventory obsolescence reserve of $135,747 and $0 as of December 31, 2010 and 2009, respectively. The decrease is primarily due to cash flow constraints which resulted in some of IMSC's suppliers withholding raw materials and other products needed to produce new inventory and stock third party inventory. As a result, key inventory products and raw materials have been out of stock which has restricted IMSC's ability to produce concrete block and the reselling of other masonry supplies, deterring customers from utilizing IMSC as their one-stop-shop of choice. Additional decreases were due to an obsolete inventory write-off of $199,769 in September of 2010.

LIQUIDITY

IMSC has incurred losses and negative cash flows from operations for the years ended December 31, 2010 and 2009. IMSC has suffered from a lack of liquidity because its plant and equipment are aging and costly to maintain. These additional costs have been reflected in the cost of revenue. It is management's intention is to raise sufficient capital to upgrade the plant and equipment, allowing IMSC to be more competitive within the industry. IMSC has secured a line of credit with Amincor for approximately $1.5 million and is seeking alternative sources of financing for capital expenditures. With the achievement of revenue goals, management believes it has sufficient access to working capital to sustain operations through December 31, 2011.

EXISTING CREDIT FACILITIES

IMSC had entered into an asset based loan with Amincor which bore interest at 16% per annum from January 1, 2010 through September 30, 2010. As of October 1, 2010 the interest rate was reduced to 8.32% per annum. IMSC's asset based loan had an outstanding balance of approximately $1,500,000 as of December 31, 2010.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NET REVENUE

Net revenue for the year ended December 31, 2010 totaled $5,834,782 compared to $10,126,542 for the year ended December 31, 2009, a decrease of $4,291,760 or approximately 42.4%. The decrease is primarily due to the lack of new large projects coupled with cash flow constraints and a change in management. Some of IMSC's suppliers have withheld raw materials and other products as a result of delay in payment. Accordingly, key inventory products and raw materials have been consistently out of stock which has restricted IMSC's ability to produce concrete block and to resell other masonry products which has deterred customers from utilizing IMSC as their one-stop-shop.

COST OF REVENUE

Cost of revenue for the year ended December 31, 2010 totaled $4,965,070 or approximately 85.1% of net revenue compared to $9,642,659, or 95.2% of net revenue for the year ended December, 2009, a decrease of $4,677,589 or approximately 48.5%. The gross profit margin for the year ended December 31, 2010 was approximately 14.9% as compared to 4.8% for the prior year, a 10.1% improvement in margin. During 2010, the monthly rent charged was reduced as Amincor assumed responsibility as lessor to IMSC. Rent expense totaled $307,531 and $1,275,017 for the years ended December 31, 2010 and 2009, respectively, a decrease of $967,536, or approximately 75.8%.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses for the year ended December 31, 2010 totaled $2,997,878, or approximately 51.4% of net revenue compared to $3,132,827 or approximately 30.9% of net revenue for the year ended December 31, 2009, a decrease of $134,949 or approximately 4.3%. The decrease in sales, general and administrative costs during the year ended December 31, 2010 was primarily due to vehicle cost reductions associated with the decrease in customer deliveries and the amount of fleet vehicles utilized.

LOSS FROM OPERATIONS

The  loss  from  operations  for  the  year  ended  December  31,  2010  totaled
$2,128,166, or approximately 36.5% of net revenue, compared to loss from operations of $2,648,944, or approximately 26.2% of net revenue for the year ended December 31, 2009, a decrease in loss from operations of $520,778 or approximately 19.7%. The decrease in loss from operations was primarily due to decreased selling, general and administrative expenses as noted above and an improvement in operating margins reflected in gross profit.

OTHER EXPENSES (INCOME)

Other expenses for the year ended December 31, 2010 totaled $364,694 compared to other expenses of $6,888,710 for the year ended December 31, 2009, a decrease in other expenses of $6,524,016, or approximately 94.7%. The decrease resulted from the cessation of IMSC's factoring agreement in conjunction with a debt to equity conversion which both occurred on December 31, 2009.

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
NET LOSS

Net loss for the year ended December 31, 2010 totaled $2,492,860 compared to a net loss of $9,537,654 for the year ended December 31, 2009, a decrease of $7,044,794 or approximately 73.9%. The decrease of net loss is primarily attributable to the decrease in selling, general and administrative expenses as well as the decrease in other expenses as noted above.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

An analysis of the year ended December 31, 2009 versus the year ended December 31, 2008 is not available for Masonry Supply Holding Corp. as the first year of operations for IMSC was the year ended December 31, 2010. A comparative statement of operations for the fiscal years ended 2009 and 2008 for IMSC would be solely that of its predecessor entity which is no longer in operation.

                              TULARE HOLDINGS, INC.

RESULTS OF OPERATIONS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2010 AND 2009

NET REVENUE

Net revenue for the year ended December 31, 2010 totaled $10,074,442 compared to $11,324,456 for the year ended December 31, 2009, a decrease of $1,250,014 or approximately 11.0%. The decrease in revenues is attributed to two main factors, continued pressure from import business and a reduced availability of raw product. The continued pressure from imported produce resulted in Tulare's competitors reducing their prices. The price reduction had the largest effect on Tulare's food service related sales which decreased to $7,725,594 for the year ending December 31, 2010 from $9,275,078, a decrease of $1,549,484 or 16.7%.
Weather conditions over the course of the year ended December 31, 2010 resulted in below average temperatures and above average rainfall in California region. The end result of the weather resulted in a lower quantity of harvested product. In addition, Tulare had planned to shift its contracted fall pack spinach business to open market spinach in order to meet sales objectives; this endeavor was affected by the same adverse weather conditions and was unsuccessful as a result.

COST OF REVENUE

Cost of revenue for the year ended December 31, 2010 totaled $9,524,221 or approximately 94.5% of net revenue compared to $10,919,274, or 96.4% of net revenue for the year ended December 31, 2009, a decrease of $1,395,053 or approximately 12.8%. The decrease in the dollar amount was due to reduced production in both spinach and southern greens volume along with favorable cost improvements. Management estimates the cost improvements due to additional machinery efficiency totaled approximately $350,000. The improvements in efficiency were partially offset due to the reduced availability of raw product, forcing Tulare to purchase raw product on the open market and an increase in direct labor costs due to switching staffing agencies. Tulare purchased additional raw product on the open market which negatively affected gross profit by approximately $0.02 per pound purchased, for an aggregate of approximately $90,000. The cost improvements include improved plant efficiency which reduced cost on a per pound basis for all input costs, including raw product, utilities and direct labor. In September 2010, Tulare's direct labor staffing company went out of business which forced Tulare to switch to a more expensive competitor for its direct labor needs. Approximately 80% of the production team was retained in the transition, but the associated direct costs increased by approximately 6%. The entirety of the payroll switch, increased payroll expenses by approximately $45,000 between the years ended December 31, 2010 and 2009. In February 2010, Tulare experienced a power failure which affected the frozen warehouse within Tulare's facility; it was later discovered that the failure was due to incorrectly installed equipment. Tulare has sent a demand for compensation to the company which incorrectly installed the equipment; there has been no repayment of damages to date. An associated insurance claim has been submitted however the matter will not be resolved until 2011. Calculations of the associated damages from the incident totaled approximately $158,000.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses for the year ended December 31, 2010 totaled $2,423,496, or approximately 24.1% of net revenue compared to $1,936,173, or approximately 17.1% of net revenue for the year ended December 31, 2009, an increase $487,323 or approximately 25.2%. The increase in selling, general and administrative expenses for the year ended December 31, 2010 was primarily due to increased audit expenses related to the 2010 and 2009 financial statement audits. Audit expense totaled $290,685 and $0 for the years ended December 31, 2010 and 2009, respectively.

LOSS FROM OPERATIONS

Loss from operations for the year ended December 31, 2010 totaled $1,873,275, or approximately 18.6% of net revenue, compared to loss from operations of $ 1,530,991, or approximately 13.5% of net revenue for the year ended December 31, 2009, an increase in loss from operations of $342,284 or approximately 22.4%. The increase in loss from operations was primarily due to increased selling, general and administrative expenses as noted above.

OTHER EXPENSES

Other expenses for the year ended December 31, 2010 totaled $845,254 compared to other expenses of $5,884,810 for the year ended December 31, 2009, a decrease in other expenses of $5,039,556, or approximately 85.6%. The Other expenses category consists entirely of interest expenses. The decrease in the interest expense between the years ending December 31, 2010 and December 31, 2009 was the result of a debt to equity conversion which took place on December 31, 2009.

NET LOSS

Net loss for the year ended December 31, 2010 totaled $2,718,529, or approximately 27.0% of net revenue, compared to a net loss of $7,415,801, or approximately 65.5% of net revenue for the year ended December 31, 2009, a decrease in net loss of $4,697,272 or approximately 63.3%. The decrease in net loss was primarily due to the decrease in other expenses as noted above.

RESULTS OF OPERATIONS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2009 AND 2008

Note: The Twelve Months Ended December 31, 2008 contains a one week stub period from January 1, 2008 through January 8. 2008. There was no significant activity or transactions that took place during this period. The results of operations for this stub period are not included in the year ended December 31, 2008 performance as discussed below.

NET REVENUE

Net revenue for the year ended December 31, 2009 totaled $11,324,456 compared to $11,369,141 for the year ended December 31, 2008, a decrease of $44,685 or approximately 0.4%. Net revenues were relatively unchanged for the years 2009 versus 2008. The net revenues of the spinach line decreased by $561,000 in 2009 as compared to 2008 due to lower tonnage sold in 2009 due to less availability of the spinach crop in 2009. The net revenues of the greens increased by $494,000 in 2009 as compared to 2008 due to higher selling prices and Tulare concentrated on selling greens as a replacement for the broccoli and cauliflower lines. The net revenues of broccoli increased by $164,000 in 2009 as compared to 2008, and the net revenues of cauliflower decreased by $42,000 in 2009 as compared to 2008. Tulare halted the sales of broccoli and cauliflower in October 2009 and June 2009, respectively, since each of these product lines were not profitable. The broccoli line was reopened for the period January through June 2010 for a program for a specific customer, which was profitable to Tulare. Management believes the decrease of $44,685 was due to a decrease in market demand for frozen vegetables during 2009.

COST OF REVENUE

Cost of revenue for the year ended December 31, 2009 totaled $10,919,274 or approximately 96.4% of net revenue compared to $15,490,647, or 136.3% of net revenue for the year ended December 31, 2008, a decrease of $4,571,373 or approximately 29.5%. This decrease was due to improved processes, product quality, and increased recovery rates of raw product, as a result of plant and management improvements in 2009. Raw product purchases were approximately $4.7 million in 2008 as opposed to $3.2 million in 2009, a reduction of $1.5 million. This reduction was the result of negotiated terms with the growers and reductions in raw product losses. Further, reductions in utilities ($2.2 million in 2008, $1.4 million in 2009, a reduction of $800,000), packaging ($2.4 million in 2008, $2.0 million in 2009, a reduction of $400,000) and general expenses ($1.5 million in 2008, $1.1 million in 2009, a reduction of $400,000) contributed to the overall reduction in cost of goods sold, increasing gross profit. Product quality increases associated with the installation of new blancher controls allowed Tulare to better regulate the time required to and temperature at which product was processed, yielding a more efficient use of plant utilities and machinery while increasing the consistency of Tulare's products. Finally, Tulare's raw product recovery rate increased from approximately 70.66% in 2008 to approximately 79.26% in 2009. While still slightly under the industry standard of 80%, the increase associated with the recovery rate translates into approximately 8.6% more finished product utilizing the same raw product inputs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses for the year ended December 31, 2009 totaled $1,936,173, or approximately 17.1% of net revenue compared to $1,740,050, or approximately 15.3% of net revenue for the year ended December 31, 2008, an increase $196,123 or approximately 11.3%.

LOSS FROM OPERATIONS

Loss from operations for the year ended December 31, 2009 totaled $1,530,991, or approximately 13.5% of net revenue, compared to loss from operations of $ 5,861,556, or approximately 51.6% of net revenue for the year ended December 31, 2008, a decrease in loss from operations of $4,330,565 or approximately 73.9%. This improvement is the result of improved processes, product quality, and increased recovery rates of raw product, as a result of plant and management improvements in 2009.

OTHER EXPENSES

Other expenses for the year ended December 31, 2009 totaled $5,884,810 compared to other expenses of $2,100,760 for the year ended December 31, 2008, an increase in other expenses of $3,784,050, or approximately 180.1%. The increase in other expenses is primarily the result of carrying a higher loan balance over the course of the twelve months ended December 31, 2009 when compared to the twelve months ended 2008. The higher carrying balance is not immediately evident due to a debt to equity conversion which took place on December 31, 2009 which reduced the loan balance and accrued interest by $13,049,804, for a new total of $4,258,720 due on the loan.

NET LOSS

Net loss for the year ended December 31, 2009 totaled $7,415,801, or approximately 65.5% of net revenue, compared to a net loss of $7,962,316, or approximately 70.0% of net revenue for the year ended December 31, 2008, a decrease in net loss of $546,515 or approximately 6.9%.

                              TYREE HOLDINGS CORP.

SEASONALITY

Historically, Tyree's revenues tend to be lower during the first quarter of the year as Tyree's customers complete their planning for the upcoming year. Another contributing factor to this trend is that the severe weather experienced in Tyree's primary market area prohibits some work from being performed due to weather related conditions. Approximately 30% of Tyree's revenue comes from new capital investments of its customers. This spending is cyclical and tends to mirror the condition of the economy. During normal conditions, Tyree will need to draw from its borrowing base early in the year and then pay down the borrowing base as the year progresses when it is able to earn income. The highest revenue generation occurs from late in the second quarter through the third quarter.

REVOLVING CREDIT AGREEMENT

Tyree maintains a $15,000,000 revolving credit agreement with Amincor which expires on January 17, 2013. Borrowings under this agreement are limited to 70% of eligible accounts receivable and the lesser of 50% of eligible inventory or $4,000,000. The balances outstanding under this agreement were $4,128,408 and $5,577,670 as of December 31, 2010 and 2009, respectively. Borrowings under this agreement are collateralized by a first lien security interest in all tangible and intangible assets owned by Tyree. Tyree had approximately $10,871,000 and $9,422,000 of unused amounts available on the revolving credit agreement at December 31, 2010 and 2009, respectively, subject to borrowing base limitations. The annual interest rate charged on this loan was approximately 5% and 16% for the years ending December 31, 2010 and 2009, respectively.

LIQUIDITY

Tyree incurred losses for the year ended December 31, 2009 of ($2,614,164). Tyree produced an after tax profit of $513,763 for the year ended December 31, 2010. In addition, Tyree posted prior period gains of $815,305 to Retained

Earnings in 2010 due to the change in accounting method for construction projects from the Completed Contract method to the Percentage of Completion method.

During 2010, management was unsuccessful in obtaining a new credit facility for use in the growth of Tyree. Cash demands on Tyree were mitigated as assumed liabilities were reduced by approximately $942,000, and the borrowing base by approximately $1,449,000. This was partially offset by the one-time costs associated with becoming a subsidiary of a public company of approximately $640,000 and an increase of approximately $524,000 in accounts payable.

Management is currently seeking a new asset based lender that will provide a new credit facility to support the growth of Tyree. Although management is confident that it will succeed in negotiating a new credit facility for Tyree, there are no assurances that they will be successful. Management believes they have sufficient access to working capital to sustain operations through December 31, 2011.

EXISTING CREDIT FACILITIES

Tyree's current revolving credit facility has an available credit line of $2,175,000. During 2010, Tyree reduced the total amount due on the facility by $1,449,000, however the eligible collateral also was reduced by approximately the same amount. This was a result of improved collections efforts which reduced the accounts receivable balance by $1,403,000 to approximately $6,745,000 in 2010 from approximately $8,148,000 in 2009. The existing credit facility is sufficient to support the existing business volume of Tyree, but growth will depend on Tyree's ability to increase its working capital, through a new credit facility and/or new equity investment.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NET REVENUE

Net revenue for the year ended December 31, 2010 totaled $53,624,332 compared to $53,654,956 for the year ended December 31, 2009, a decrease of $30,623 or approximately 0.1%. Below is an analysis of revenue by business unit for the years ending December 31, 2010 and December 31, 2009:

             Revenues                         2010                 2009
             --------                      -----------          -----------
    Service and Construction               $33,864,873          $32,959,644
    Environmental, Compliance and
    Engineering                             19,102,598           20,695,312
    Manufacturing / International              656,861                    0
                                           -----------          -----------
    Total                                  $53,624,332          $53,654,956
                                           ===========          ===========

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
On January 1, 2010, Tyree changed its accounting method on construction contracts from the completed contract method to the percentage-of-completion method. This change of method required a one time adjustment to retained earnings of $815,305, representing income on uncompleted contracts in prior years that would have been recognized in prior years had the percentage-of-completion method been in effect.

COST OF REVENUE

Cost of revenue for the year ended December 31, 2010 totaled $42,677,354 or approximately 79.6% of net revenue compared to $44,234,184, or 82.4% of net revenue for the year ended December 31, 2009, a decrease of $1,556,830 or approximately 3.5%. The decrease in cost of revenue reflects Tyree's increased efforts at improving margin. The most notable improvement occurred within the Service and Construction Business Unit as its gross profit margin for the year ended December 31, 2010 was 13.7% compared to 8.8% for the year ended December 31, 2009.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

Selling, general and administrative expenses for the year ended December 31, 2010 totaled $10,539,820, or approximately 19.7% of net revenue compared to $10,831,583, or approximately 20.2% of net revenue for the year ended December 31, 2009, a decrease of $291,763 or approximately 2.7%. The decrease in selling, general and administrative costs during the year ended December 31, 2010 was primarily due to cost reductions realized by self-insuring the employees' medical plan, resulting in savings of approximately $155,000, and management's focus on reducing corporate overhead, resulting in savings of approximately $732,000. In addition, provisions for bad debts (recovery) for the year ended December 31, 2010 totaled ($455,000) or approximately (0.8%) of net revenue as compared to a provision for bad debts of $314,198, or approximately 0.6% of net revenue for the year ended December 31, 2009, a decrease of $769,198. The decrease in provisions for bad debts during the year ended December 31, 2010 was primarily due to increased management emphasis on collections of accounts receivable and more careful analysis of potential customer creditworthiness. Increase in selling, general and administrative expenses includes penalties and interest paid to government entities for late tax filings and payment of taxes due in prior years.

INCOME (LOSS) FROM OPERATIONS

Income from operations for the year ended December 31, 2010 totaled $407,159, or approximately 0.8% of net revenue, compared to the loss from operations of

($1,410,811), or approximately (2.6%) of net revenue for the year ended December 31, 2009, an increase in profit from operations of $1,817,970. The increase in income from operations was primarily due to an improvement in operating margins of 20.4% in 2010 and 17.6% in 2009, an improvement in managing the accounts receivable and reductions in selling, general and administrative costs.

OTHER INCOME (EXPENSES)

Other income (expenses) for the year ended December 31, 2010 totaled $290,854 as compared to other income (expenses) of $(1,203,353) for the year ended December 31, 2009, an increase in other income of $1,494,207. The primary increases in other income resulted from the settlement of a prior year sales tax liability for approximately $641,000 less than its accrued assumed liability. Interest expense for the year ended December 31, 2010 totaled $579,934 as compared to interest expense of $1,203,353, a decrease of $623,419 or 51.8%, due to a decrease in the interest rates from 16.0% to 5.0% and a lower average balance outstanding on Tyree's revolving credit facility.

NET INCOME (LOSS)

Net income for the year ended December 31, 2010 totaled $513,763 compared to a net loss of ($2,614,164) for the year ended December 31, 2009, an increase in net income of $3,127,927. The increase in net income was primarily due to the factors noted above net of the increase in income taxes of $184,250.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Note: The Twelve Months Ended December 31, 2008 contains a 2 week stub period from January 1, 2008 through January 17, 2008. The results of operations for this stub period are not included in the year ended December 31, 2008 performance as discussed below.

NET REVENUE

Net revenue for the year ended December 31, 2009 totaled $53,654,956 as compared to $58,208,639 for the year ended December 31, 2008, a decrease of $4,553,683 or approximately 7.8%. The decrease is primarily the result of a management focus on margin improvement, resulting in a reduction of sales with low margin work primarily affecting the construction business.

COST OF REVENUE

Cost of revenue for the year ended December 31, 2009 totaled $44,234,184 or approximately 82.4% of net revenue compared to $45,482,278, or 78.1% of net revenue for the year ended December 31, 2008, a decrease of $1,248,094 or approximately 2.7%. The increase in the total cost of revenue is primarily

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
attributable to the completed contract method of construction accounting which required the recognition of lower margin projects from prior years that were completed in 2009

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

Selling, general and administrative expenses for the year ended December 31, 2009 totaled $10,831,583, or approximately 20.2% of net revenue compared to
$12,094,130, or approximately 20.8% of net revenue for the year ended December 31, 2008, a decrease of $1,262,547 or approximately 10.4%. The decrease in selling, general and administrative costs during the year ended December 31, 2009 was primarily due to management's focus on reducing corporate overhead. Provisions for bad debts for the year ended December 31, 2009 totaled $905,000 or approximately 1.7% of net revenue compared to $590,802, or approximately 1.0% of net revenue for the year ended December 31, 2008, an increase of $314,198 or approximately 53.2%.

INCOME (LOSS) FROM OPERATIONS

Loss from operations for the year ended December 31, 2009 totaled ($1,410,811), or approximately (2.6%) of net revenue as compared to the income from operations of $632,231, or approximately 1.1% of net revenue for the year ended December 31, 2008, a decrease in income from operations of $2,043,042.

OTHER EXPENSES

Other expenses for the year ended December 31, 2009 totaled $1,203,353 as compared to other expenses of $2,370,695 for the year ended December 31, 2008, a decrease in other expenses of $1,167,342 or 49.2% due to a decrease in interest expense as the result of a reduction of Tyree's debt balance.

NET LOSS

Net loss for the year ended December 31, 2009 totaled $2,614,164 compared to a net loss of $1,738,464 for the year ended December 31, 2008, an increase in net loss of $875,700.

                                       31